October 12, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Boardwalk Pipeline Partners, LP

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 22, 2005

File No. 333-127578

Dear Mr. Owings:

On behalf of Boardwalk Pipeline Partners, LP (the “Registrant”), we are filing Amendment No. 2 to the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 6, 2005 (the “Comment Letter”), with respect to Amendment No. 1 to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

The Registrant intends to update the Registration Statement with third quarter numbers early in the week of October 24th, with a view toward printing preliminary prospectuses later that week. There are a number of uncertainties associated with this proposed schedule, including the ability of the Registrant to respond to any further Staff comments consistent with that schedule. The Registrant would appreciate any Staff efforts to accommodate this timing.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

October 12, 2005 Page 2

Summary, page 1

Organizational Chart, page 7

1.	Please add Boardwalk Pipelines Holding Corp., Boardwalk Operating GP, LLC, and GS Pipeline Company, LLC to the organizational chart.

Response: The Registrant has revised the Registration Statement to include the above named entities in the organizational chart. Please see page 7.

Risk Factors, page 21

The impact of Hurricane Katrina could have a material adverse effect on our business, financial condition and results of operations, page 24

2.	Please refer to comment 2 in our letter dated September 15, 2005. Please revise the risk factor on page 24 to quantify the costs attributable to the hurricane.

Please also revise to describe the Hurricane Katrina-related class action lawsuit in your legal proceedings discussion on page 102, or advise us.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised risk factor on page 24. Also, please see the revised disclosure in the legal proceedings discussion on page 105.

Cash Distribution Policy and Restrictions on Distributions, page 44

3.	Please revise the second paragraph that begins, “[t]he information contained in this section…,” so that it appears under the overview discussion on page 45.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 45.

October 12, 2005 Page 3

Rationale for our Cash Distribution Policy, page 44

4.	We note you have added the following sentence, “[o]ther than this obligation to distribute available cash on a quarterly basis…our unitholders have no contractual or other legal right to receive distributions.” Please move this sentence so that it appears under “Limitations on Our Ability to Make Quarterly Distributions.”

Response: The Registrant has revised the Registration Statement accordingly. Please see page 44.

Pro Forma Available Cash, page 51

5.	We note that the first sentence does not appear to follow the rest of the discussion in this section. Please revise to expand the disclosure, rather than presenting it as a subheading.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 51.

October 12, 2005 Page 4

Assumptions and Considerations, page 53

6.	We note your response to comment 15 of our letter dated September 15, 2005 and the inclusion of your disclosure that the assumptions and considerations directly affect Adjusted EBITDA (on a dollar-for-dollar basis). It appears that you have identified significant items which are expected to contribute to individual income statement line items rather than the net impact to estimated Adjusted EBITDA. We believe that you should provide an overview of all items expected to contribute to your estimated Adjusted EBITDA for the 12 months ending June 30, 2006 relative to Adjusted Pro-forma EBITDA for the 12 months ending December 31, 2004 and June 30, 2005. You may aggregate individually insignificant items but we believe that the total of all highlighted items should be presented to explain the total change to your estimated Adjusted EBITDA expected over this period. Where applicable, please indicate where your assumptions related to certain portions of your business will contribute to your estimated Adjusted EBITDA for the twelve months ending June 30, 2006 at or near the historical amounts reflected in the Adjusted Pro-forma EBITDA for the twelve months ending June 30, 2005 and December 31, 2004.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure on page 53.

Results of Operations, page 77

7.	We reissue comment 25 in our letter dated September 15, 2005. For each fiscal period, please discuss any operating revenues, costs and expenses in connection with each acquisition. For example, disclose the cost of each acquisition, any expenses attributable to integrating the acquired business, and any revenues attributable to the acquired business.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure beginning on page 77.

Years Ended December 31, 2004 and 2003, page 78

Years Ended December 31, 2003 and 2002, page 79

8.	We reissue comment 26 in our letter dated September 15, 2005 because it appears that you have only revised the disclosure for the six-month periods ended June 30, 2005 and June 30, 2004. For each fiscal period, please revise to

October 12, 2005 Page 5

describe the changes in each significant component of revenues and expenses. For example, please discuss the changes in each component of revenues: gas transportation, gas storage and any other sources of revenue. Please further describe the reasons for any material changes. For example, briefly describe the regulatory settlements and regulatory issues, the new contracts, the reduction in benefits expense, the expiration of transportation contracts, the cancelled projects, the transition costs, and the services provided by Loews in 2003.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure beginning on page 79.

Industry Overview, page 88

9.	We note your response to comment 29 in our letter dated September 15, 2005. On page 91, we note that you state, “…the Gulf Coast is the target for approximately 67% of the proposed U.S. onshore LNG terminals. Please revise to state the total number of proposed U.S. onshore LNG terminals.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 93.

Certain Relationships and Related Party Transactions, page 107

10.	We reissue comment 31 in our letter dated September 15, 2005. Please quantify the advances and describe the terms of the demand notes and how you will repay the notes prior to the closing of this offering.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 110.

October 12, 2005 Page 6

Underwriting, page 147

11.	We note your response to comment 32 in our letter dated September 15, 2005. Please confirm that the procedures of any additional members who may engage in any marketing of this offering online have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance.

Response: Each of Citigroup Global Markets Inc. (“Citigroup”), Lehman Brothers Inc. (“Lehman Brothers”) and the other members of the underwriting syndicate (other then those noted below) has advised the Registrant that it does not currently intend to engage in the electronic offer and/or sale of shares. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Division’s Office of Chief Counsel. Each of Citigroup and Lehman Brothers confirms that it continues to employ the same procedures as those previously reviewed by the Division’s Office of Chief Counsel.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.”

The Registrant respectfully advises the Staff that it has been informed as follows by Goldman, Sachs & Co. (“Goldman Sachs”), Merrill Lynch & Co. (“Merrill Lynch”) and UBS Securities LLC:

•	Pursuant to a telephone conversation with Ms. Kristina Wyatt and Mr. John Fieldsend of the Staff on June 29, 2005, Goldman Sachs agreed to separately provide, and on September 22, 2005, did so provide, updated screen shots and certain related supplemental material to the Staff in connection with the Staff’s separate evaluation of Goldman Sachs’ Internet offering procedures. With respect to this offering, Goldman Sachs has informed the Registrant that there have been

October 12, 2005 Page 7

no material substantive changes to the Internet screens used by Goldman Sachs and its affiliates in connection with Internet offerings since those screens were previously approved by the Staff in June 2000.

•	Merrill Lynch has two electronic systems in place, “i-Deal” and “IPO Center.” Kristina Schillinger, Esq. of the Staff has reviewed both systems’ procedures. Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Schillinger.

•	As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers through its “New Issues” system (formerly known as DealKey). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001. The procedures for the New Issues site have generally remained the same since the SEC’s review in 2001. Although there have been some style and format changes, the basic procedures remain intact.

October 12, 2005 Page 8

Financial Statements

Unaudited Pro Forma Consolidated Statement of Financial Position, June 30, 2005, page F-6

12.	Please ensure that all footnote annotations presented in your Unaudited Pro Forma Financial Statements reference the appropriate footnote in “Note 2. Pro Forma Adjustments” for all periods presented. In this regard, it appears that the $(28,400) MLP adjustment to cash and cash equivalents presented in your pro forma consolidated statement of financial position as of June 30, 2005 incorrectly references footnote (g) rather than footnote (f). We also note that there is no footnote reference for the similar adjustment to cash and cash equivalents presented in your pro forma consolidated statement of financial position as of December 31, 2004. Please revise or advise.

Response: The Registrant has revised the Registration Statement accordingly. Please see pages F-6 and F-7.

October 12, 2005 Page 9

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Michael Swidler at (212) 237-0020, Ashley Geller at (212) 237-0281 or Ramey Layne at (212) 237-0135.

Very truly yours, Vinson & Elkins L.L.P.

By:	/S/ MICHAEL SWIDLER
Michael Swidler

cc:	Peggy Kim (Securities and Exchange Commission)

John Cannarella (Securities and Exchange Commission)

William Choi (Securities and Exchange Commission)

David Mittelman (Securities and Exchange Commission)

William J. Cooper (Underwriter’s counsel)

W. Douglas Field (Issuer)